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SEC FILE NUMBER
8-68855

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Torino Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Hirsch	212-661-2400	sh@torinocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partner, LLC
(Name – if individual, state last, first, and middle name)

224 West 54th, 9th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Sierra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torino Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Executive Officer

[signature]
Notary Public

FABIANO BORSATO
Notary Public, State of New York
Reg. No. 01BO6275623
Qualified in New York County
Commission Expires January 28, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TORINO CAPITAL, LLC

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

December 31, 2022

**This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a PUBLIC document.**

TORINO CAPITAL, LLC
Contents

Adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Torino Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torino Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on Torino Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torino Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Torino Capital, LLC's auditor since 2011.

Adeptus Partners, LLC

New York, New York
March 1, 2023

Torino Capital, LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Current assets:		
Cash	$	10,024
Accounts receivable		10,719
Due from clearing brokers		13,047
Clearing deposit		251,093
Prepaid expenses		21,162
Total current assets		306,045
Other assets:		
Rental security deposits		1,600
Premises and equipment, net of accumulated depreciation		7,420
Total other assets		9,020
TOTAL ASSETS	$	315,065
LIABILITIES AND MEMBER'S DEFICIT		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$	98,619
Accrued interest		9,971
Commissions payable		35,550
Economic injury disaster loan - short term		2,139
Subordinated borrowings		450,000
Total current liabilities		596,279
Long-term liabilities		
Economic injury disaster loan - long term		147,761
Total long-term liabilities		147,761
Total liabilities		744,040
Member's Deficit		(428,975)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	315,065

-

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC (the "Company") is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is a wholly-owned subsidiary of Torino Capital Group, LLC.

The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(d) USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH

Cash is comprised of cash balance, cash on current accounts with banks, and bank deposits. Accounts with financial institutions subject the Company to concentrations of credit. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2022, the Company had no cash balances in excess of the FDIC insurance limits.

(f) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying consolidated financial statements. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

Securities Valuation

The Company values its securities positions in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. As of December 31, 2022, the Company has no held securities positions.

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Riskless Trading Profits: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company earns a commission or concession. For purposes of transparency, matching and convenience, the Company has chosen to recognize commissions, concessions, interest, and dividends revenue and expenses on a settlement date basis, (the same method utilized by the clearing broker). GAAP requires all revenues to be recorded on a trade-date basis. For the year ended December 31, 2022, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was not material. The Company believes that settlement date approximates trade date and the performance obligation is satisfied as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have transferred to or from the customer.

(i) SUBEQUENT EVENTS

For the period ended December 31, 2022, the Company has evaluated subsequent events for potential recognition or disclosure through March 1, 2023, the date the consolidated financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of ($19,876), which was $119,876 below its net capital requirement of $100,000. The Company's net capital ratio was (1479.37) to 1. The Company filed notification with FINRA and the SEC as required by SEA Rule 17a11(c)(1) on January 24, 2023. The deficiency resulted from the misclassification of the Economic Injury Disaster Loan (EIDL) as a Non-Aggregate Indebtedness Liability when computing net capital. The Company realized that, under the Cares Act, the EIDL was not a forgivable expense and thus needed to be reclassified in the net capital calculation, making it ineligible for exclusion from aggregate indebtedness. To restore compliance with the Net Capital Rule, a capital contribution was necessary. Consequently, the Company corrected the deficiency by reclassifying the EIDL as an Aggregate Indebtedness Liability in the net capital computation, which meant it could no longer add back the forgivable expense amount as a net capital asset. , and the Parent Company contributed additional capital of $170,000 and $40,000 on January 25, 2023, and February 24, 2023, respectively.

Note 3. DUE FROM CLEARING BROKERS

The Company is an introducing broker that clears its customer securities transactions through its clearing broker on a fully disclosed basis. The Company pays its clearing brokers fixed ticket charges for clearing its transactions and other expenses such as foreign transaction fees. At December 31, 2022, $13,047 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to its clearing broker.

Note 4. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing brokers involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 5. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2022 consists of the following:

Computers and equipment	$88,289
Furniture and fixtures	1,605
Premises and equipment, cost	89,894
Less: Accumulated depreciation	(82,474)
Premises and equipment, net	$ 7,420

Depreciation expense was $1,992 for the year ended December 31, 2022.

Note 6. LEASES

The Company leases space for their office in Caracas, Venezuela. There is no formal lease agreement, and they are billed on a month-to-month basis with installments of approximately $700.

Rent charged to expense for the Company's facilities for the year ended December 31, 2022 was $8,600.

Note 7. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2022, are listed in the following:

Subordinated note. 3 percent, due October 12 2023	$450,000

The subordinated borrowing is with their Parent Company and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreement due on October 12, 2023.

The fair value of subordinated borrowings is $450,000

Note 8 – Economic Injury Disaster Loan

On April 6, 2021, the Company was granted a COVID-19 Economic Injury Disaster Loan ("EIDL") from the Small Business Administration ("SBA") in the amount of $149,900 in response to the COVID-19 pandemic. The loan bears interest at a rate of 3.75% per annum and matures on August 19, 2051. Funds from the loan may be used for working capital and normal operating expenses.

Note 9 – SBA & PAYCHECK PROTECTION PROGRAM LOAN

On February 20, 2021, the Company received a loan proceeds in the amount of $162,330, pursuant to the Paycheck Protection Program (the "PPP"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"). The loans and accrued interest are forgivable after eight weeks as long the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The company was granted full forgiveness of this PPP loan on April 1, 2022.

Note 10 – THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The Company has had recurring net losses and an accumulated member's deficit as of December 31, 2022 and, as of that date, the Company's total liabilities exceed its total assets by $428,975. The continuation of the Company as a going concern is dependent upon the Company's ability to operate profitably in the foreseeable future and continue to receive adequate financial support from its member. These conditions indicate the existence of a material uncertainty which may cast substantial doubt on the Company's ability to continue as a going concern. However, the financial statements have been prepared on a going concern basis as the Parent Company plans to convert the outstanding subordinated loan of $450,000 to equity in March 2023.